August 23, 2002

Dear Chordiant Team Member,

As you are aware, many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock.

Our board of directors is concerned that these options are not creating a meaningful long-term performance incentive for our employees. Accordingly, I am pleased to inform you that the board of directors has approved two voluntary stock option exchange programs. Under the programs, you will have the opportunity to exchange (or agree to the cancellation of) all of your outstanding stock options with an exercise price of $3.00 or more for, at your choice, restricted stock to be issued and equal to .8 shares for each option which is eligible and elected for exchange (or cancellation) ("restricted stock") and/or replacement options, to be granted on a one-for-one basis ("replacement options"). If you elect to exchange any of your eligible options, you will also be required to exchange all options granted to you on or after March 21, 2002.

The restricted stock will vest according to a new vesting schedule as set forth in the program offer. For options for which you decide to accept replacement options in exchange, they will vest on the same date as the options you tendered for replacement. The offer to exchange your options is being made under the terms and subject to the conditions of an offer to exchange and election form. The offer to exchange contains detailed information about the programs, including detailed sets of questions and answers. Please read the materials carefully since they contain important information about how you may participate in the programs and the terms of the restricted stock that you will be eligible to receive in the event that you decide to participate.

We cannot make any recommendation as to whether you should elect to exchange (or cancel) your options. Each employee must make his or her individual decision.

If you have any questions regarding the programs, please call or e-mail me or any of the following individuals:

Tyler Wall, Vice President and General Counsel (tyler.wall@chordiant.com)
Tony Boccanfuso, Senior Vice President of Human Relations (tony.boccanfuso@chordiant.com)
Cary Morgan, Corporate Controller (cary.morgan@chordiant.com)

We will hold an open question-and-answer ("Q&A") session in Cupertino regarding this offer on August 29, 2002 at 11 a.m. PST. Q&A sessions for the UK, France, Germany and Netherlands team members are expected to be the week of September 2nd. We will hold additional follow up question-and-answer ("Q&A") sessions regarding this offer as well. The locations, times and call in numbers for these meetings will be communicated over the next few days.

In order to participate in the program offer you will need to make your decision and election before September 20th, 2002. Again, it is important to read the entire Offer Package, including the detailed set of questions and answers prior to attending the Q&A session.

Sincerely,

Steve G. Vogel

Chief Financial Officer